UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 12, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR APRIL 2017

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance.

The Company and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATING DATA

		Actual		Total	Total actual
	Estimated	amount		estimated	amount
	amount for	completed in		amount for	completed in
	April	April	Year-on-year	January to	January to	Year-on-year
	2017	2016	increase	April 2017	April 2016	increase
Passenger Transportation Data ASK (available seat – kilometres)(millions)	18,053.37	16,384.13	10.2%	72,268.90	66,070.61	9.4%
– Domestic routes	11,187.96	10,345.50	8.1%	45,135.31	41,854.70	7.8%
– International routes	6,372.86	5,577.12	14.3%	25,200.72	22,301.35	13.0%
– Regional routes	492.55	461.51	6.7%	1,932.86	1,914.57	1.0%

RPK (revenue passenger – kilometres)(millions)	14,683.36	13,464.28	9.1%	58,948.77	53,401.05	10.4%
– Domestic routes	9,342.42	8,634.80	8.2%	37,460.03	34,089.02	9.9%
– International routes	4,948.36	4,461.59	10.9%	19,976.11	17,831.93	12.0%
– Regional routes	392.59	367.89	6.7%	1,512.62	1,480.10	2.2%

		Actual			Total	Total actual
	Estimated	amount			estimated	amount
	amount for	completed in			amount for	completed in
	April	April	Year-on-year		January to	January to	Year-on-year
	2017	2016	increase		April 2017	April 2016	increase
Number of passengers carried (thousands)	8,922.53	8,360.66	6.7%		35,551.35	32,730.53	8.6%
– Domestic routes	7,476.25	6,910.85	8.2%		29,493.30	26,924.50	9.5%
– International routes	1,157.00	1,177.64	–1.8%		4,933.19	4,704.03	4.9%
– Regional routes	289.28	272.18	6.3%		1,124.86	1,102.01	2.1%

Passenger load factor (%)	81.33	82.18	–0.85	pts	81.57	80.82	0.74	pts
– Domestic routes	83.50	83.46	0.04	pts	82.99	81.45	1.55	pts
– International routes	77.65	80.00	–2.35	pts	79.27	79.96	–0.69	pts
– Regional routes	79.70	79.71	–0.01	pts	78.26	77.31	0.95	pts

Freight Transportation Data AFTK (available freight tonne – kilometres)(millions)	569.85	510.88	11.5%		2,494.01	2,377.29	4.9%
– Domestic routes	191.29	179.96	6.3%		789.89	793.86	–0.5%
– International routes	362.53	320.02	13.3%		1,632.31	1,520.27	7.4%
– Regional routes	16.04	10.89	47.3%		71.82	63.15	13.7%

RFTK (revenue freight tonne – kilometres)(millions)	206.96	179.96	15.0%		963.78	902.56	6.8%
– Domestic routes	69.96	71.33	–1.9%		286.38	296.34	–3.4%
– International routes	134.15	106.22	26.3%		659.00	588.37	12.0%
– Regional routes	2.84	2.41	17.8%		18.40	17.85	3.1%

Weight of freight carried (million kg)	71.62	69.83	2.6%		321.70	320.61	0.3%
– Domestic routes	50.63	51.66	–2.0%		208.15	215.40	–3.4%
– International routes	18.61	16.09	15.6%		98.26	90.32	8.8%
– Regional routes	2.39	2.08	14.8%		15.29	14.89	2.7%

Freight load factor (%)	36.32	35.23	1.09	pts	38.64	37.97	0.68	pts
– Domestic routes	36.58	39.64	–3.06	pts	36.26	37.33	–1.07	pts
– International routes	37.00	33.19	3.81	pts	40.37	38.70	1.67	pts
– Regional routes	17.72	22.16	–4.44	pts	25.62	28.27	–2.65	pts

		Actual			Total	Total actual
	Estimated	amount			estimated	amount
	amount for	completed in			amount for	completed in
	April	April	Year-on-year		January to	January to	Year-on-year
	2017	2016	increase		April 2017	April 2016	increase
Consolidated Data ATK (available tonne – kilometres)(millions)	2,194.66	1,985.45	10.5%		8,998.22	8,323.64	8.1%
– Domestic routes	1,198.20	1,111.06	7.8%		4,852.07	4,560.79	6.4%
– International routes	936.09	821.97	13.9%		3,900.38	3,527.40	10.6%
– Regional routes	60.37	52.42	15.2%		245.77	235.46	4.4%

RTK (revenue tonne – kilometres)(millions)	1,513.24	1,380.37	9.6%		6,180.68	5,630.38	9.8%
– Domestic routes	902.32	842.32	7.1%		3,606.16	3,321.31	8.6%
– International routes	573.35	502.91	14.0%		2,422.75	2,160.78	12.1%
– Regional routes	37.56	35.13	6.9%		151.77	148.29	2.3%

Overall load factor (%)	68.95	69.52	–0.57	pts	68.69	67.64	1.04	pts
– Domestic routes	75.31	75.81	–0.51	pts	74.32	72.82	1.50	pts
– International routes	61.25	61.18	0.07	pts	62.12	61.26	0.86	pts
– Regional routes	62.23	67.02	–4.80	pts	61.75	62.98	–1.23	pts

Notes:

1.	As China Eastern Airlines Corporation Limited (the “Company”) completed the disposal of the entire equity interest in Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics”) to Eastern Airlines Industry Investment Company Limited* (東方航空產業投資有限公 司) (“Eastern Investment”, a wholly-owned subsidiary of China Eastern Air Holding Company* (中國東方航空集團公司), the controlling shareholder of the Company) in early February 2017, the freight data and consolidated monthly data of the Company since February 2017 and subsequent months shall not include the freight data of all freighters, but only freight data of bellyhold space in passenger aircrafts. The data for the corresponding period of last year shall no longer include the freight data of all freighters and shall be adjusted to comparable basis.

2.	Please refer to the latest annual report or interim report of the Company for the definitions of the indicators.

II.	FLEET STRUCTURE

In April 2017, the Company introduced seven aircraft (one B777-300ER aircraft, two A320 aircraft, two A321 aircraft and two B737-800 aircraft), and retired three aircraft (two B737-800 aircraft and one B737-700 aircraft).

As the Company completed the disposal of the entire equity interest in Eastern Logistics to Eastern Investment in early February 2017, the fleet data of the Company shall no longer include the freight data operated by China Cargo Airlines Co., Limited* (中國貨 運航空有限公司), a controlled subsidiary of Eastern Logistics. As at the end of April 2017, details of the fleet structure of aircraft of the Company are as follows:

					(Units)

			Under	Under
			finance	operating
No.	Model	Self-owned	lease	lease	Sub-total

	Wide-body passenger aircraft	28	36	10	74
1	B777-300ER	9	8	–	17
2	B767	6	–	–	6
3	A330-200	12	18	3	33
4	A330-300	1	10	7	18

	Narrow-body passenger aircraft	191	193	119	503
5	B737-700	37	18	5	60
6	B737-800	37	59	74	170
7	A319	9	24	3	36
8	A320	74	56	37	167
9	A321	34	36	–	70

	Total	219	229	129	577

III.	BRIEF EXPLANATION ON OPERATING DATA

In relation to passenger traffic, passenger capacity (measured by available seat kilometres) of the Company in April 2017 increased by 10.2% year-on-year, passenger traffic (measured by revenue passenger-kilometres) increased by 9.1% year-on-year, and passenger load factor decreased by 0.85 percentage points to 81.33% year-on-year.

Freight transportation capacity (measured by available freight tonne-kilometres) of the Company in April 2017 increased by 11.5% year-on-year. Freight traffic volume (measured by revenue freight tonne-kilometres) increased by 15.0% year-on-year, while freight load factor increased by 1.09 percentage points to 36.32% year-on-year.

In April 2017, the Company launched new routes such as Xi’an-Okinawa, Beijing Nanyuan-Yancheng and Beijing Nanyuan-Hefei-Shantou routes.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilization of the information above.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
12 May 2017

* for identification purpose only

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).